ARNALL GOLDEN GREGORY LLP
171 17TH STREET NW
SUITE 2100
ATLANTA, GEORGIA 30363-1031

Direct phone: 404.873.8706
Direct fax: 404.873.8707
E-mail: robert.dow@agg.com
www.agg.com

April 11, 2008

VIA FACSIMILE (202) 772-9369 AND EDGAR

Ms. Pamela A. Long, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0405

Re:	EAU Technologies, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed January 24, 2008 File No. 144646

Dear Ms. Long:

On behalf of EAU Technologies, Inc. (“EAU” or the “Company”), we transmit for filing EAU’s response to the staff’s letter of comment dated February 20, 2008. For your convenience, the comments contained in that letter are reprinted below in italics.

EAU’s response is as follows:

General

1.
Registration Statements, including pre-effective and post-effective amendments filed on or after February 4, 2008 must comply with the requirements adopted by the Commission and published in Release No. 33-8876 (Dec. 19, 2007) entitled “Smaller Reporting Company Regulatory Relief and Simplification.” Therefore, in your next amendment, please revise the registration statement cover page to reflect that you are filing a Form S-1; however, you will be able to continue using the disclosure format and content based on the SB-2 form until six months after the February 4, 2008 effective date. For guidance you may wish to refer to our compliance guide, which is available on our web site at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Ms. Pamela A. Long
April 11, 2008

Response:

We have revised the cover page to reflect that we are filing a Form S-1. The disclosure format and content are based on the SB-2 form as allowed in the SEC’s guidance.

2.
Please also include an updated registration fee table on the registration statement to reflect the revised amount of shares being registered, including footnotes disclosing how many shares underlie each class of warrants and options.

Response:

The table on the registration statement cover has been revised.

3.	Please update your financial statements to include the financial information ending within 135 days of your effective date.

Response:

We have updated the financial statements and the related MD&A.

4.
We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Prior to the effective date of the registration statement, the company should submit on EDGAR a separate letter to include the Tandy representations in its acceleration request.

Response:

We will submit the Tandy representations, signed by the Company’s chief executive officer.

Exhibit 5 - Legal Opinion

5.	Please update the legal opinion to reflect the revised amount of shares being registered.

Response:

We have updated our opinion letter and filed it as an exhibit.

Ms. Pamela A. Long
April 11, 2008

If you have any questions, please do not hesitate to contact me at (404) 873-8706.

Very truly yours,

ARNALL GOLDEN GREGORY LLP
/s/ Robert F. Dow

cc: Brigitte Lippmann, Division of Corporation Finance Wade R. Bradley, EAU Technologies, Inc.

Ms. Pamela A. Long
April 11, 2008

EAU Technologies, Inc. (“EAU”) acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Division of Enforcement has access to all information provided by EAU to the staff in its review of EAU’s filings or in response to staff comments on EAU’s filings.

By:	/s/ Wade R. Bradley
Wade R. Bradley Chief Executive Officer

Dated: April 10, 2008